Exhibit 99.1

ASML to Implement Restructuring in the Netherlands

VELDHOVEN, the Netherlands, February 20, 2004 — ASML Holding NV (ASML) today announced that it would implement the Netherlands segment of its restructuring plan in March, after reaching agreement with the company’s works council. The restructuring was revealed in July 2003 and has already been implemented in Asia and the U.S.

ASML will reduce 305 positions in the Netherlands, consisting of contractors and full time employees. The reduction is approximately 11 percent of the total Dutch work force and approximately 6 percent of the global ASML work force. As of December 31, 2003, ASML employed 5,059 people worldwide, with 2,711 people based in the Netherlands.

About ASML

ASML is the world’s leading provider of lithography systems for the semiconductor industry, manufacturing complex machines that are critical to the production of integrated circuits or chips. Headquartered in Veldhoven, the Netherlands, ASML is traded on Euronext Amsterdam and NASDAQ under the symbol ASML.

ASML Elizabeth Kitchener Director Corporate Communications corpcom@asml.com tel: +1.203.761.6300 fax: +1.203.761.4207

ASML Craig DeYoung Vice President Investor Relations craig.deyoung@asml.com tel: +1.480.383.4005 fax: +1.480.383.3976

ASML Franki D’Hoore Director European Investor Relations & EU Affairs franki.dhoore@asml.com tel: +31.40.268.6494 fax: +31.40.268.3655